

January 30, 2014

Via E-mail
Sandesh Mahatme
Senior Vice President and
Chief Financial Officer
Sarepta Therapeutics, Inc.
215 First Street Suite 7
Cambridge, MA 02142

> **Re: Sarepta Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 3013**
> **Filed August 8, 2013**
> **Response dated January 6, 2014**
> **File No. 001-14895**

Dear Mr. Mahatme:

We have reviewed your response letter dated January 6, 2014 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Patents and Proprietary Rights, page 15

1. We note your response to our prior comment 4 and your proposed additional patent disclosure relating to AVI-7288 and AVI-4658. Please provide similarly expanded disclosure for AVI-7100.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director